Exhibit 15.2

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DeGolyer and MacNaughton
5001 Spring Valley Road
Suite 800 East
Dallas, Texas 75244
January 15, 2018
BP Russian Investments Limited
Chertsey Road
Sunbury on Thames, Middlesex, TW16 7BP
United Kingdom
Ladies and Gentlemen:
Pursuant to the request of PJSC Rosneft Oil Company (ROSNEFT), we have estimated the net proved oil, condensate, natural gas liquids (NGL), and gas reserves, as of December 31, 2017, of certain properties in which ROSNEFT has represented that it owns an interest. This evaluation was completed on January 15, 2018. The properties evaluated consist of working interests located in the Russian Federation, Algeria, Canada, Egypt, Venezuela, and Vietnam. ROSNEFT has represented that it owns an interest in certain fields located in the Russian Federation either directly or through various subsidiary enterprises. ROSNEFT has represented that all fields are held at 100 percent by the respective subsidiary enterprise. ROSNEFT has represented that its ownership in all the subsidiary enterprises ranges between 15 and 100 percent. At the request of BP Russian Investments Limited (BP), a wholly owned subsidiary of BP p.l.c., this report was prepared in accordance with guidelines specified in Item 1202(a)(8) of Regulation S‑K of the United States Securities and Exchange Commission (SEC) and is to be used for inclusion in certain SEC filings by BP p.l.c.

Also included in this report are interests held through 4 production sharing agreements (PSA) and 10 joint ventures (JV). As represented by ROSNEFT, the PSA holdings include the Sakhalin-1 Project in Russia, Block 245 in Algeria, the Shorouk Block in Egypt, and Block 6.1 in Vietnam. The JV holdings include four JVs in Russia, nine fields in five JVs in Venezuela, and one JV in Canada.

These subsidiary enterprises, the ROSNEFT direct holdings in the Russian Federation (including those in the Chechen Republic), the Sakhalin-1 Project, the Algerian PSA, the Egyptian PSA, the Vietnam PSA, the Russian JVs, the Venezuela JVs, and the Canadian JV are collectively referred to hereinafter as

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“ROSNEFT Holdings.” BP has represented that it owns a 19.75-percent interest in ROSNEFT Holdings.

ROSNEFT has represented that these properties account for 100 percent of ROSNEFT’s net proved reserves as of December 31, 2017. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC.

Certain properties in which ROSNEFT has an interest are subject to the terms of various PSAs. The terms of these PSAs generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to determine the “entitlement quantities.” These entitlement quantities are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, ROSNEFT net reserves or interest for certain properties subject to these PSAs is the entitlement based on ROSNEFT’s working interest. For the Algerian PSA, the proved reserves were estimated to be zero.

The estimated reserves and associated values are reported herein at 100 percent for those subsidiaries of which ROSNEFT has majority control, either through direct ownership or through voting rights. The estimated reserves and values for those subsidiaries which ROSNEFT does not control are reported at ROSNEFT’s ownership interest. All of the fields evaluated are located in the Russian Federation, Algeria, Canada, Egypt, Venezuela, or Vietnam.

ROSNEFT has represented that the Russian Law on Subsoil provides for the extension of production licenses at the request of the license holder if there exist economic reserves upon the expiration of the primary term, provided the license holder is in material compliance with the terms of the existing license. Furthermore, we have been advised that the Law on Subsoil was amended in 2000 to provide that the term of new production licenses or combined production and exploration licenses for new fields, as well as the term of extensions of production licenses for existing fields, will no longer be limited to a specified number of years and may now be issued for the full useful life of the fields associated with such license. We understand that the principal requirements for license extension are that the license holder complies with the material terms of the license and that mineral extraction has not been completed. As in the past, ROSNEFT is required to submit to the appropriate government agency for approval, prior to production, individual field

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development plans based on the economic life of the field and not based on the term of the associated license. ROSNEFT has represented that upon completion of the primary term of its current licenses, each of the subsidiary enterprises intends to continue to extend these licenses until the end of the economic life of the associated fields, and that they intend to proceed accordingly with development and operation of these fields. Based on these representations we have included as proved reserves those volumes that are estimated to be economically producible from the fields evaluated after the expiration of the primary term of their licenses.

Reserves estimates included herein are expressed as net reserves owned or controlled by ROSNEFT (ROSNEFT net). Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by ROSNEFT after deducting all interests owned by others plus certain interests not owned by ROSNEFT, which ROSNEFT has represented that it controls. For the PSAs, these reserves are expressed in terms of the barrel equivalent of the cost recovery and profit share (entitlement) after deducting interests owned by others.

Data used in our estimates were obtained from ROSNEFT and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by ROSNEFT with respect to ownership, production, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures
Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

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Based on the current stage of field development, production performance, the development plans provided by ROSNEFT, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. In certain cases, recovery factors were estimated by analogy with similar wells or reservoirs for which more complete data were available.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves. In the analyses of production‑decline curves, reserves were estimated only to the limits of economic production based on existing economic conditions or to the limit of the production licenses as appropriate.

Gas reserves estimated herein are reported as fuel gas, sales gas, and marketable gas volumes. Fuel gas is either that portion of the total volume of gas to be produced from the reservoirs used in the operation of the field, or in certain cases it represents the estimated volume of gas utilized in existing and future power‑generation plants. ROSNEFT provided information about currently operating and future plants, including schedule of operation, plant inlet rates, fields associated with each plant, and pertinent economic parameters. Sales gas is defined as the total volume of gas to be produced from the reservoirs, measured at the point of delivery, available for sales, after deductions for various losses and usage. Sales gas is made up of associated gas, including gas-cap and solution gas from certain oil fields, and nonassociated gas from certain oil fields and the gas fields. Marketable gas is defined as the sum of fuel gas and sales gas. Gas reserves estimated herein are expressed at a temperature base of 20 degrees Celsius and 1 atmosphere. Estimates of gas reserves are expressed herein in millions of cubic feet (106ft3).

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ROSNEFT has represented that most of gas produced from the fields evaluated herein and located in the Unified gas supply system zone will be delivered to market through the Gazprom Gas Transmission System (GTS). In accordance with Russian Federation Resolution no. 858, dated July 14, 1997, ROSNEFT is entitled to access to the GTS for transportation and delivery of gas. Additionally, Russian Federation Resolution no. 1021, dated December 29, 2000, obligates Gazprom and its affiliates to sell gas, produced by Gazprom and its affiliates, at a price within a range of wholesale prices regulated by the Federal Anti-Monopoly Service with adjustment for the energy value of the gas, and permits Gazprom to collect a service charge for retail distribution. The range of prices is established for each Russian region where the gas is sold. ROSNEFT has represented that all gas not used for fuel will be sold, whether at an agreed-upon contract price or at the lower price associated with gas sales through the GTS. Sales gas reserves have been estimated herein on the basis of these representations. ROSNEFT provided sales gas prices to be used for the estimation of the value of the gas reserves reported herein, and it has represented that these prices are consistent with the conditions described above.

The fuel gas quantities included as a portion of ROSNEFT net marketable gas reserves are as follows, expressed in millions of cubic feet (106ft3):

Fuel Gas Portion of ROSNEFT Net Marketable Gas Reserves (10[6]ft3)

Proved
Developed	2,072,193
Undeveloped	1,377,941

Total Proved	3,450,134

Oil and condensate reserves estimated herein are to be recovered by normal separation in the field. NGL reserves estimated herein consist of propane and butane. After stable condensate removal by normal separation, additional liquids are recovered as NGL through additional separation at reduced temperatures. Estimates of oil, condensate, and NGL reserves are expressed in thousands of barrels (103bbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

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Definition of Reserves
Petroleum reserves estimated by us and included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves - Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience,

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engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required

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equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves - Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Our estimates of ROSNEFT’s net proved reserves attributable to the reviewed properties were based on the definitions of proved reserves of the SEC and are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

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		ROSNEFT Net Reserves
ROSNEFT Holdings	Reserves Classification	Oil and Condensate (10[3]bbl)	NGL (10[3]bbl)	Marketable Gas (10[6]ft3)	Sales Gas (10[6]ft3)

Russia	Proved Developed	15,781,660	415,347	31,127,017	29,054,895
	Proved Undeveloped	11,285,137	247,313	36,281,893	34,903,952

	Total Proved	27,066,797	662,660	67,408,910	63,958,847

Algeria	Proved Developed	0	0	0	0
	Proved Undeveloped	0	0	0	0

	Total Proved	0	0	0	0

Canada	Proved Developed	360	159	1,342	1,271
	Proved Undeveloped	0	0	0	0

	Total Proved	360	159	1,342	1,271

Egypt	Proved Developed	432	0	461,316	461,316
	Proved Undeveloped	819	0	738,677	738,677

	Total Proved	1,251	0	1,199,993	1,199,993

Venezuela	Proved Developed	99,471	0	54,031	54,031
	Proved Undeveloped	203,470	0	88,994	88,994

	Total Proved	302,941	0	143,025	143,025

Vietnam	Proved Developed	239	0	80,411	80,411
	Proved Undeveloped	9	0	16,951	16,951

	Total Proved	248	0	97,362	97,362

Total	Proved Developed	15,882,162	415,506	31,724,117	29,651,924
	Proved Undeveloped	11,489,435	247,313	37,126,515	35,748,574

	Total Proved	27,371,597	662,819	68,850,632	65,400,498

Note: ROSNEFT has represented that it controls the management of certain of the ROSNEFT Holdings in Russia through various subsidiary enterprises. For those ROSNEFT Holdings controlled by ROSNEFT, 100 percent of the reserves are reported herein as ROSNEFT net reserves and include those reserves not directly owned by ROSNEFT.

In our opinion, the information relating to estimated proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S-K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

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In connection with the Financial Accounting Standards Board and the Securities and Exchange Commission standards and regulations, it should be noted that (i) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year, (ii) certain proved undeveloped reserves are scheduled for development more than 5 years in the future, and (iii) certain economically producible quantities of reserves beyond the primary term of the current production licenses have been classified as proved reserves in this report based on ROSNEFT’s representation that each of the subsidiary enterprises discussed therein has the ability to and intends to extend the applicable current production licenses to the end of the economic life of the associated fields and that ROSNEFT believes with reasonable certainty that the inclusion of the reserves and revenue under extended license terms is consistent with SEC regulations. We believe it is reasonable therefore to include these quantities as SEC proved reserves for the reasons discussed herein.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

We are not in a position to offer an opinion on the duration of the subsidiary enterprises’ production licenses under the Russian Law on Subsoil, but, in light of the above, believe ROSNEFT’s view on the probability of license extensions to be reasonable, although such view may not be confirmed by the SEC. We believe it is reasonable therefore to include these quantities as SEC proved reserves.

ROSNEFT has represented to us that the Russian Law on Subsoil requires that an operator develop a field according to a development plan that has been submitted to and approved by the appropriate government authority. Once approved, failure to follow the development plan is a violation of the Russian Law on Subsoil and may result in the cancellation of the operator’s production license for the field. Since the implementation of the approved development plan, including that portion that may occur more than 5 years in the future, is a requirement for maintaining the production license, we have included in certain of our estimates of SEC proved reserves those quantities associated with development activities that are part of the approved development plan and scheduled more than 5 years in the future. We believe that since they must be developed to prevent the loss of licenses that there is reasonable certainty that the reserves will be developed. We believe it is reasonable therefore to include these quantities as SEC proved reserves.

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ROSNEFT has represented to us that the development plans provided to us are in accordance with the approved development plans. We cannot render an opinion regarding the actual possibility that a license will be terminated for failure to follow approved development plans nor an opinion on how many companies have lost their licenses for not following approved development plans.

Our estimates of ROSNEFT’s net proved reserves attributable to the reviewed properties, adjusted for BP’s ownership interest of 19.75 percent, are summarized as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

		BP Share of ROSNEFT Net Reserves
ROSNEFT Holdings	Reserves Classification	Oil and Condensate (10[3]bbl)	NGL (10[3]bbl)	Marketable Gas (10[6]ft3)	Sales Gas (10[6]ft3)

Russia	Proved Developed	3,116,878	82,031	6,147,586	5,738,342
	Proved Undeveloped	2,228,815	48,844	7,165,674	6,893,531

	Total Proved	5,345,693	130,875	13,313,260	12,631,873

Algeria	Proved Developed	0	0	0	0
	Proved Undeveloped	0	0	0	0

	Total Proved	0	0	0	0

Canada	Proved Developed	71	31	265	251
	Proved Undeveloped	0	0	0	0

	Total Proved	71	31	265	251

Egypt	Proved Developed	85	0	91,110	91,110
	Proved Undeveloped	162	0	145,889	145,889

	Total Proved	247	0	236,999	236,999

Venezuela	Proved Developed	19,646	0	10,671	10,671
	Proved Undeveloped	40,185	0	17,576	17,576

	Total Proved	59,831	0	28,247	28,247

Vietnam	Proved Developed	47	0	15,881	15,881
	Proved Undeveloped	2	0	3,348	3,348

	Total Proved	49	0	19,229	19,229

Total	Proved Developed	3,136,727	82,062	6,265,513	5,856,255
	Proved Undeveloped	2,269,164	48,844	7,332,487	7,060,344

	Total Proved	5,405,891	130,906	13,598,000	12,916,599

In addition to the 19.75-percent net interest in ROSNEFT’s net reserves, BP also has a separate 20-percent direct ownership interest in one of the ROSNEFT subsidiary enterprises in Russia. This direct ownership interest is referred to hereinafter as “BP Holdings.”

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BP Holdings’ net proved reserves attributable to the reviewed properties are summarized as follows, expressed in thousands of barrels (103bbl) and millions of cubic feet (106ft3):

		BP Net Reserves
BP Holdings	Reserves Classification	Oil and Condensate (10[3]bbl)	NGL (10[3]bbl)	Marketable Gas (10[6]ft3)	Sales Gas (10[6]ft3)

Russia	Proved Developed	10,273	0	5,198	5,198
	Proved Undeveloped	21,890	0	7,143	7,143

	Total Proved	32,163	0	12,341	12,341

The BP Holdings net reserves shown above are included in the ROSNEFT net reserves shown on page 9 herein. Additionally, a portion of the BP Holdings net reserves shown above is included in the BP share of ROSNEFT net reserves shown herein.

Primary Economic Assumptions
The following economic assumptions provided by ROSNEFT were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):
Oil and Condensate Prices
ROSNEFT has represented that the sales prices of oil and condensate were based on a 12-month average price (reference price), calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. ROSNEFT supplied oil and condensate prices, which were based on a Urals reference price of 22,570 Russian rubles per metric ton (U.S.$52.92 per barrel). The Urals reference oil price is an average of the Urals (MED) and Urals (Rdam) prices as published in the Platts Oilgram Price Report. For the ROSNEFT Holdings in the Russian Federation (including those in both the Chechen Republic and the Sakhalin-1 Project), the volume-weighted average oil and condensate prices over the lives of the properties were U.S.$34.97 per barrel and U.S.$32.15 per barrel, respectively. For the JV holding in

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Canada, ROSNEFT supplied differentials to an Edmonton Light Oil reference price of U.S.$39.19 per barrel and the prices were held constant thereafter. The average oil price over the lives of the properties in the Canadian JV was U.S.$39.19 per barrel. For the JV holdings in Venezuela, ROSNEFT has represented that the oil reference price of U.S.$54.19 per barrel was used. ROSNEFT provided differentials to the reference price for each of the Venezuelan fields. Prices were held constant. The volume-weighted average price for the Venezuelan holdings was U.S.$41.47 per barrel. For the PSA holdings in Vietnam, ROSNEFT has represented that the condensate reference price of U.S.$54.19 per barrel was used. The realized price of the condensate for the Vietnam holdings was U.S.$54.19 per barrel. For the PSA holdings in Egypt, ROSNEFT has represented that the condensate reference price of U.S.$54.19 per barrel was used. The realized price of the condensate for the Egypt holdings was U.S.$55.69 per barrel.
NGL Prices
ROSNEFT has represented that the NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. For the ROSNEFT Holdings in the Russian Federation (including those in the Chechen Republic), the volume‑weighted average NGL price over the lives of the properties was U.S.$10.34 per barrel. For the JV holding in Canada, ROSNEFT supplied NGL price average of U.S.$17.98 per barrel and the prices were held constant thereafter. The average NGL price over the lives of the Canadian properties was U.S.$17.98 per barrel.
Gas Prices
ROSNEFT has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month

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within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual arrangements. For the ROSNEFT Holdings in the Russian Federation (including those in both the Chechen Republic and the Sakhalin-1 Project), the volume-weighted average price over the lives of the properties was U.S.$1.03 per thousand cubic feet (Mcf). For the JV holding in Canada, ROSNEFT supplied differentials to an Alberta Export Canadian metering outlet (AECO) reference price of U.S.$1.60 per Mcf and the prices were held constant thereafter. The average gas price over the lives of the properties in the Canadian JV was U.S.$1.60 per Mcf. For the Petromonagas field in Venezuela, ROSNEFT supplied a domestic gas reference price of U.S.$0.005 per Mcf, which was held constant for the life of the property. For the PSA holdings in Vietnam, ROSNEFT has represented that sales gas is priced according to terms of a Gas Sales Agreement and that the average price is U.S.$2.93 per Mcf. For the PSA holdings in Egypt, ROSNEFT has represented that sales gas is priced according to terms of a Gas Sales Agreement and that the average price is U.S.$5.56 per Mcf.
Expenses and Costs
Current expenses and costs, and forecasts of expenses and costs, provided by ROSNEFT were used in estimating future expenditures required to operate the fields. In certain cases, future expenditures, either higher or lower than current expenditures, were used because of anticipated changes in operating conditions, but no general escalation that might result from inflation was applied.

Estimates of oil, condensate, natural gas liquids, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

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While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2017, estimated oil and gas volumes.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in ROSNEFT or BP. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of BP. DeGolyer and MacNaughton has used all methods and procedures as it considered necessary under the circumstance to prepare this report. All assumptions, data, procedures, and methods used to prepare this report are considered by DeGolyer and MacNaughton to be appropriate for the purposes served by this report.
Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Gary L. McKenzie

Gary L. McKenzie, P.E.
[Seal]                Senior Vice President
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CERTIFICATE of QUALIFICATION
I, Gary L. McKenzie, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.
That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to BP dated January 15, 2018, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.
That I attended the U.S. Military Academy at West Point, and that I graduated with a Bachelor of Science degree in 1976; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 35 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Gary L. McKenzie

Gary L. McKenzie, P.E.
[Seal]                Senior Vice President
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